Mail Stop 6010

      March 29, 2006


Via U.S. Mail and Facsimile to (949) 366-8368

Francis J. O`Brien
Chief Financial Officer
ICU Medical, Inc.
951 Calle Amanecer
San Clemente, CA 92673


	Re:	ICU Medical, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2005
		Filed March 10, 2006
      File No. 000-19974


Dear Mr. O`Brien:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 30, 2005

Item 7. Management`s Discussion and Analysis of Financial
Considition
and Results of Operations, page 26

Liquidity and Capital Resources, page 33

1. We note your discussion on pages 28 and 35, that you are committed to fund research and development of new products for future sale to
Hospira and to provide sales specialist focused on critical care. Please revise future MD&A to quantify the commitment under the MCDA and disclose the anticipated source of funds to fulfill such commitment.

Item 8. Financial Statements and Supplementary Data, page 37

Consolidated Statements of Cash Flows, page 43

2. We note your presentation of a subtotal in the operating activities portion of the statement of cash flows which excludes the
tax benefits from the exercise of stock options.   Please revise
future filings to remove this subtotal or alternatively, explain your basis for presenting and refer to the authoritative literature that supports your presentation.

3. Please refer to the line-item "advances under finance loans" and
"proceeds from finance loan repayments" included as cash flow from investing activities. Please tell us the nature of the amounts included in these captions. In addition, quantify the portion of the net change in these loan receivables that were for amounts due from your distributors. Tell us the consideration given to classifying these amounts as a component of operating cash flow (i.e. with the related income from the sale). We may have further comment based on your response.

Note 1. Summary of Significant Accounting Policies, page 44

k. Revenue Recognition, page 46

4. Please tell us whether you have any repurchase obligations under your agreements with Hospira. Also, tell us the significant terms of the agreements, including payment, rights of return, exchange, price protection and other significant matters. We specifically refer to your disclosure that customers do not have the right of return "with certain exceptions." Explain and support why it is appropriate to recognize revenue to distributors at the time of shipment. Refer to
SAB 104 and SFAS 48 as necessary in your response. Please revise future filings to clarify.

5. We also see the disclosure that you have revenue sharing agreements. Please tell us more about these agreements, including with whom there are signed, the basic terms, the products and services covered, the portion of revenues to which you are entitled to and your responsibilities under the agreements. Please also expand future filings to include additional details of these agreements, if material.






Note 2. Asset Purchase, page 48

6. We note that as part of the purchase of certain assets from Hospira, you signed a twenty year Manufacturing, Commercialization and Development Agreement and recorded an intangible asset of $8.9 million with a useful life of ten years. With respect to this agreement, please address the following:

* Revise future filings to clarify that you entered into a Manufacturing, Commercialization and Development Agreement, not a Manufacturing, Commercialization and Distribution Agreement as noted on pages 1 and 45. Confirm that there is no distribution agreement and ICU does not have any sales, marketing, and distribution rights under this agreement.
* Tell us how you valued the intangible asset, including the significant assumptions and model used.
* Explain how you determined the useful life of ten years was appropriate, given that after five years, the agreement is no longer exclusive and Hospira may have the products manufactured by other companies. Refer to paragraph 11 of SFAS 142 and EITF 03-09 in your response.

We may have further comment after reviewing your response.

7. As a related matter, confirm that none of Hospira`s officers, directors or 10% or greater shareholders has any ownership in ICU and that Hospira is not otherwise considered a related party, as defined by SFAS 57.

Note 3. Acquisitions, page 49

8. We note that you attribute the valuation of the purchased in-process research and development to an independent appraisal. Please note that if you elect to continue to reference the independent appraisal in your Form 10-K, you will be required to identify the valuation firm under "Experts" and include their consent in the filing.

Alternatively, you may revise future filing to clearly disclose that management is primarily responsible for determining the fair value.
We will not object if you wish to state, in revised disclosure, that management considered a number of factors, including an independent valuation and appraisals. Please revise future filings to comply.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3554 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.


								Sincerely,



								Angela Crane
								Branch Chief


Francis J. O'Brien
ICU Medical, Inc.
March 29, 2006
Page 1